Rachael Schmierer (Admitted NY & NJ)

Email: rachael@lhttlaw.com

February 11, 2008

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE

Washington, D.C. 20549

Re:

Viscorp, Inc.

Schedule 14C

Dear Sir or Madam:

We are counsel to Viscorp, Inc. (the “Company”).  On behalf of our client, enclosed herewith please find a Definitive Schedule 14C for the Company.  The Company is sending the Definitive Schedule to its shareholders on February 11, 2008.

Please feel free to contact the undersigned if you have any questions regarding the filing or this letter.

Very truly yours,

/s/  Rachael Schmierer

Rachael Schmierer

Attorney at Law